















Brian Runnals

Founder, President at Recur Outdoors, Inc

Newburyport, Massachusetts

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Recur Outdoors, Inc

Saint Michael's College

See contact info

500+ connections

Building the most exciting outdoor brands on the planet.

Recur Outdoors

Experience

Founder, President

Recur Outdoors, Inc

Nov 2013 – Present · 5 yrs

Greater Boston Area

We build digitally-native vertical brands (DNVB) for the outdoor industry. All of our brands (Postfly, The Wade Rod Co., Pelican Reels, and Guidehire) focus on recurring revenue models to fuel our growth and deliver convenience and un-matched value to our customers.

Local Med

Business Development

LocalMed

Mar 2014 – Jan 2015 · 11 mos

LocalMed in an online scheduling platform that allows patients to find healthcare providers and schedule appointments in real-time with the ability to customize their own reminders via text, email or voice notifications. Our mission is to bring convenience to the scheduling process for both doctors and patients through the use of our revolutionary technology.

Umbie Health

Director of Sales and Business Development

Umbie Health

May 2013 – Mar 2014 · 11 mos

Umbie Health's flagship product, "Umbie DentalCare", is a complete cloud-based dental practice management solution focused on patient connectivity and providing real time business insights for the busy dental professional.

... See more

Demandforce

Demandforce

4 yrs

Senior Account Executive

Apr 2010 – May 2012 · 2 yrs 2 mos
San Francisco Bay Area

Achievements @Demandforce:

* All-time sales leader
* President's Club Award... See more

○ **Account Executive**
Jun 2008 – Apr 2010 · 1 yr 11 mos
San Francisco Bay Area

Demandforce connects its 10,000 SMB clients to over 60 million consumers through an innovative SaaS customer communication and online reputational management platform.


Customer Account Manager

Axceler

2007 – 2008 · 1 yr
Greater Boston Area

Brought on board during transition from selling dying breed of Lotus Notes to new SharePoint technology. Monitored and collected $2.8M in annual customer renewal purchase orders (POs) on monthly basis. Up-sold and cross-sold suite of products to customer base. Identified and pursued leads.

Education


Saint Michael's College

Bachelor of Science, Business Administration

2003 – 2007


St. John's Prep

Highschool

1999 – 2003

Activities and Societies: football, lacrosse

Skills & Endorsements

SaaS · 36

Ian Butters and 35 connections have given endorsements for this skill

Business Development · 24

Endorsed by **Sunny Gill and 1 other who is highly skilled at this**

Endorsed by **2 of Brian's colleagues at Umbie DentalCare**

Salesforce.com · 16

Endorsed by **Ryan Meagher and 2 others who are highly skilled at this**

Endorsed by **5 of Brian's colleagues at Demandforce**

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Recommendations

Received (7)   Given (3)


Darci Wingard

Director, Alternative Purchasing Channels at Henry Schein Dental

October 4, 2012, Darci was senior to Brian but didn't manage directly

I had the pleasure of working with Brian for 3 years. His sales skills are top-notch. Not only does his personality shine through when building new relationships with clients, but he brings creativity to his job that many sales representative do not. He was always thinking of new, innovative ways to connect with his prospects. Many team member would come to Brian to learn how to successfully grow a territory. Brain would be an asset to any new team.

 **Gabrielle Penniman**
Senior Manager, Business Development and Marketing
September 4, 2012, Brian worked with Gabrielle in the same group

Brian is a strong sales leader. He regularly achieved his sales goals and was an asset to the team. I worked with Brian on multi-location leads and business deals, he was always very helpful,supportive and professional to work with. Brian is also very energetic, friendly and works well with a team of people.

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